Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Our reference BB/jcd
Date 4 november 2003

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

The enclosed Interim Report 2003 and press releases from the period Oktober 2003 and the Pricing Supplements of Oktober/September 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

03 NOV 18 AM 7:21

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RABOBANK APPOINTS MAARTEN ROSENBERG AS EXECUTIVE VICE PRESIDENT GLOBAL FINANCIAL MARKETS

30-10-2003

The Managing Board of Rabobank International has appointed Maarten Rosenberg (37) as Executive Vice President Global Financial Markets ("GFM"), effective September 15th, 2003. Maarten will take up responsibility for Rabobank International Treasury Markets, Environmental Financial Products, Rabobank International Investment Books and GFM Sales. Located in Utrecht Maarten will also be responsible for GFM's activities in the Utrecht dealing room.

Most recently Maarten held the position of Global Head Risk Management & Modelling responsible for advising on the main financial risks exposures. He originally joined the Rabobank member bank network 16 years ago as financial advisor to retail customers. From there he moved to Rabobank International in 1990. Since then Maarten has held several positions in the professional financial markets arena ranging from trading and execution to risk management.

With the arrival of Maarten the composition of the GFM Management Team will consist of Rutger Schellens (Head of GFM & Member of Managing Board Rabobank International), Peter Norrie (Capital Markets) and Maarten Rosenberg.

Commenting on the appointment, Rutger Schellens, head of GFM and member of the Managing Board of Rabobank International said: 'We are delighted with Maarten's appointment. He has an excellent reputation for understanding the professional financial markets arena and has successfully directed changes to the banks awareness and appreciation of financial risks and risk governance model. The focus of GFM is to apply prudent risk management when balancing risk appetite and product delivery with client demand, adding value to the Rabobank franchise. Maarten's leadership and background perfectly complement our strategy for Global Financial Markets. With the active support of his senior staff, Maarten will play a key role in the development of the business.'

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Press Release

RABOBANK TO ACQUIRE AG SERVICES OF AMERICA, INC.

Rabobank Continues its Expansion of US Agri-Business Finance

NEW YORK, NEW YORK /UTRECHT, THE NETHERLANDS – November 3, 2003 – Rabobank International, the corporate and investment banking arm of The Netherlands-based Rabobank Group, today announced that it has entered into an agreement to acquire Ag Services of America, Inc. (NYSE: ASV).

Under the terms of the agreement, Rabobank would purchase 100 percent of the shares of Ag Services of America. Ag Services of America shareholders will receive value equivalent to US$8.50 in cash for each Ag Services of America share, a premium of 39 percent over the closing price of $6.12 on October 31, 2003. This price values the total issued shares of Ag Services of America at approximately $47 million. Rabobank plans to finance the transaction from existing funds.

Ag Services of America, Inc., based in Cedar Falls, Iowa, is a supplier of crop production financing to primarily corn and soybean growers in the U.S. Ag Services also administers financing programs for suppliers, manufacturers and distributors in the agricultural industry in addition to providing ancillary services such as crop insurance and grain marketing programs. The company employs approximately 115 people in Cedar Falls and throughout the U.S. Ag Services of America has originated approximately $265 million in loans for the current crop year.

The acquisition has been approved by the boards of directors of both Rabobank International and Ag Services of America. The sale is expected to close on or about December 31, 2003, subject to approval by Ag Services of America's shareholders and the Dutch Central Bank.

Rabobank said that its acquisition of Ag Services of America builds upon its strategy of exporting its core competencies in retail banking and agricultural lending from its home market of The Netherlands to the most promising markets around the world. This acquisition will broaden and deepen Rabobank's capabilities and geographic reach in the U.S to the agricultural sector.

Following the closing of the sale, Ag Services of America will be renamed Rabo Ag Services of America. Ag Services of America will largely retain its current structure. Ag Services of Americas' current CEO Kevin Schipper will retain his current position leading the new subsidiary of Rabobank International. During the transition and following the close of the sale, Ag Services of America will continue to provide credit products and services to its clients seamlessly and without interruption.

Cor Broekhuyse, Regional Head of the Americas for Rabobank International, said, "We are very pleased about the acquisition of Ag Services, which complements our previous investments in VIB Corp and Lend Lease Agri-Business (now Rabo Agrifinance). With this acquisition we will be able to deliver all the short and long term financing products that our farming clients need."

Kevin Schipper, Chief Executive Officer of Ag Services of America, said, "We are excited to become a part of Rabobank, a group that closely represents the ideals and dedication to agriculture that we have based our company on for 18 years. Becoming a part of a global agricultural network with immense resources and financial stability will enhance our business and allow us to develop even more competitive products and services to meet the growing needs of commercial producers."

Krista Ruhe, Gavin Anderson
Tel. +1 212 515 1971, kruhe@gavinanderson.com
Véronique Schyns, Press Office Rabobank Nederland
Tel. +31 30 216 43 04 / +31 6 51 02 49 91, v.schyns@rn.rabobank.nl

---

About the Rabobank Group

The Rabobank Group (http://www.rabobank.com) is a broad financial services provider. Its cooperative foundation has given it a clear customer focus. All the divisions of the Group work in close cooperation in order to jointly offer customers the best possible price-quality ratio and a wide range of financial services and products, such as payment, saving, lending, insuring and investing. The Group consists of 341 independent local cooperative Rabobanks and encompasses specialized subsidiaries and entities such as De Lage Landen (leasing and vendor financing), Gilde Investment (Venture Capital), Interpolis (insurance), Rabobank International (corporate and investment banking) and Robeco (asset management). The Group is represented internationally with 169 locations in 34 countries. The Rabobank Group has received the highest credit rating from Moody's and Standard & Poor's. The Rabobank Group has over nine million private and business customers and is market leader in The Netherlands in virtually every area of financial services.

About Ag Services of America, Inc.
Ag Services of America, Inc. (http://www.agservices.com) is one of the leading providers of crop input financing and agricultural services to primarily corn and soybean growers in the central U.S. The Company offers competitive and flexible financing packages through its primary product, AgriFlex Credit®. The Company also administers additional financing programs for various suppliers, manufacturers and distributors in the agricultural industry and provides ancillary services such as crop insurance and grain marketing.

Additional Rabobank Group Information

US Operations
The Rabobank Group's U.S. banking operations, Rabobank International USA (http://www.rabobank.com/), offer corporate and investment banking services, primarily in the food and agriculture industry, through offices in New York, Atlanta, Chicago, Dallas and San Francisco. Through Valley Independent Bank (http://www.vibank.com), Rabobank offers retail banking services in California. Rabo Agrifinance (formerly Lend Lease Agri-business) services farmers real-estate financing needs across the U.S. DLL USA, another U.S. member of the Rabobank Group, (http://www.delagelanden.com/) offers leasing and vendor financing, and Robeco (http://www.robeco.com/) offers a wide range of investment and advisory products through its subsidiaries Weiss, Peck & Greer, Harbor Capital and Sage Capital.

Management

Rabobank Group
- Mr. Bert Heemskerk, Chairman of the Executive Board of Rabobank Group
- Mr. Rik J.M.G van Slingelandt, Member of the Executive Board of Rabobank Group; Chairman, Rabobank International

Rabobank International (USA)
- Mr. Cor Broekhuyse, Executive Vice President, Regional Head of the Americas

Financial Summary

	2002 (in EUR millions)	2002 (in USD millions)	Change from 2001
Net Profit:	1,250	1,197	+4%
Total Income:	8,564	8,199	+2%
Total Assets:	374,720	358,770	+3%

The Rabobank Group has received the highest credit rating from Moody's and Standard and Poor's for more than 15 years.

# # #

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 786A

TRANCHE NO: 4

NOK 550,000,000 4.25 per cent. Notes 2003 due 2007 (the "Notes")

(to be consolidated, and form a single series with the NOK 1,000,000,000 4.25 per cent. Notes 2003 due 2007)

DEUTSCHE BANK

RABOBANK INTERNATIONAL

ABN AMRO BANK N.V.
BANQUE ET CAISSE D'EPARGNE DE L'ETAT LUXEMBOURG
DAIWA SECURITIES SMBC EUROPE
DEXIA BANQUE INTERNATIONALE A LUXEMBOURG;
SOCIÉTÉ ANONYME ACTING UNDER THE NAME OF DEXIA CAPITAL MARKETS
DRESDNER BANK AG LONDON BRANCH
ING BELGIUM NV/SA
KBC BANK NV
UNIBANK MARKETS
ZÜRCHER KANTONALBANK

The date of this Pricing Supplement is 24 October 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 7 October 2003 (the "**Updated Offering Circular**") issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Terms and Conditions of the Notes contained in the Offering Circular dated 27 September 2002 (the "**Previous Offering Circular**"). Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Updated Offering Circular and the Previous Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Previous Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please see the additional Selling Restrictions as set out in Item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Deutsche Bank AG London or any agent or person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	786A
	(ii) Tranche No:	4
		Notes issued under this Pricing Supplement will be consolidated with and form a single series with the NOK 400,000,000 4.25 per cent. Notes 2003 due 2007 (Tranche 1) and the NOK 400,000,000 4.25 per cent. Notes 2003 due 2007 (Tranche 2), details of which are included in the Pricing Supplements both dated 23 July 2003 and the NOK 200,000,000 4.25 per cent. Notes 2003 due 2007 (Tranche 3), details of which are included in the Pricing Supplement dated 15 September 2003.
3	Specified Currency or Currencies:	Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:	
	(i) Series:	NOK 1,550,000,000
	(ii) Tranche:	NOK 550,000,000
5	(i) Issue Price:	(i) in respect of NOK 300,000,000 101.261 per cent. of the Aggregate Nominal Amount plus accrued interest from 25 July 2003 (including) to 28 October 2003 (excluding) (ii) in respect of NOK 250,000,000 101.075 per cent. of the Aggregate Nominal Amount plus accrued interest from 25 July 2003 (including) to 28 October 2003 (excluding)
	(ii) Net proceeds:	NOK 553,600,281.43 (including accrued interest, excluding agreed expenses) (i) in respect of NOK 300,000,000 NOK 302,217,426.23 (including accrued interest, excluding agreed expenses) (ii) in respect of NOK 250,000,000 NOK 251,382,855.20 (including accrued interest)
6	Specified Denominations:	NOK 10,000 and NOK 50,000
7	(i) Issue Date:	28 October 2003
	(ii) Interest Commencement Date (if different from the Issue Date):	25 July 2003

8	Maturity Date:	25 July 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4.25 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Not Applicable
15	Listing:	Luxembourg
16	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Dates:	25 July in each year commencing on 25 July 2004 and ending on 25 July 2007
	(iii) Fixed Coupon Amounts:	NOK 425 per NOK 10,000 in nominal amount NOK 2,125 per NOK 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi) Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii) (Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Upon issue the Notes will be represented by a temporary Global Note. The temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 8 December 2003 upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-

Boerenleenbank B.A. (Rabobank International)
ABN AMRO Bank N.V.
Banque et Caisse D'Epargne de L'Etat Luxembourg
Daiwa Securities SMBC Europe Limited
Dexia Banque Internationale A Luxembourg, société anonyme acting under the name of Dexia Capital Markets
Dresdner Bank AG London Branch
ING Belgium NV/SA
KBC Bank NV
Unibank Markets
Zürcher Kantonalbank

	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	Combined management and underwriting commission of 0.225 per cent. of the nominal amount of the Notes and selling concession of 1.40 per cent. of the nominal amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**The Netherlands**

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

(i) the Notes are acquired and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the EEA;

(ii) 60 per cent. or more of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(iii) subscription for the Notes is only possible if the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central

Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I Directive No. 2000/12/EG of the European Parliament and of the Council of the European Union of March 2000 relating to the taking up and pursuit of the business of credit institutions (OJL126).

Each of the Managers has represented and agreed that it has not publically promoted and will not publically promote the offer and sale of the Notes (including rights representing an interest in the Global Note by conducting a general advertising or canvassing campaign in respect of the Notes anywhere in the world).

Kingdom of Norway

Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange as professional investors

OPERATIONAL INFORMATION

37	ISIN Code:	Temporary (until 8 December 2003): XS0178430285 After 9 December 2003: XS0172355918
38	Common Code:	Temporary (until 8 December 2003): 017843028 After 9 December 2003: 017235591
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent and Listing Agent, Banque Générale du Luxembourg S.A. as Paying Agent and Rabo Securities N.V. as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.121972, producing a sum of (for Notes not denominated in Euro):	Euro 67,084,600
44	In the case of Notes listed on the official segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	24 October 2003
46	Date of Base Offering Circular:	27 September 2002 and 7 October 2003

Signed on behalf of the Issuer:

By:

nv

03 NOV 18 AM 7:21

EXECUTION COPY

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabobank Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 878A
TRANCHE NO: 1

JPY2,000,000,000 Fixed Rate Callable Notes due 27 October 2008

Issue Price: 100.00 per cent.

LEHMAN BROTHERS

The date of this Pricing Supplement is 23 October 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7, October 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Robobank Ireland plc by Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

In addition to the selling restrictions contained in the Offering Circular, the Dealer represents and agrees that it has not transferred, and will not transfer, any of the Notes to any person other than a non-resident (as defined in Article 6, Paragraph 1, Item 6 of the Foreign Exchange and Foreign Trade Law of Japan) except in the case that all outstanding Notes are transferred to a single person. No disclosure has been made with respect to the Notes under the Securities and Exchange Law of Japan.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	878A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("**JPY**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 2,000,000,000

	(ii)	Tranche:	JPY 2,000,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	JPY 2,000,000,000
6.	Specified Denominations:		JPY 200,000,000
7.	(i)	Issue Date:	27 October 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	28 October 2003
8.	Maturity Date:		27 October 2008, subject to adjustment in accordance with the Modified Following Business Day Convention (as described in Condition 6(b))
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		In respect of the period from and including the Interest Commencement Date to but excluding 27 October 2008, 0.95 per cent. Fixed Rate
11.	Redemption/Payment Basis:		Redemption at par
12.	Change of Interest or Redemption/Payment Basis:		Not Applicable
13.	Put/Call Options:		Call (further particulars specified below)
14.	Status of the Notes:		Senior
15.	Listing:		None
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	0.95 per cent. per annum payable semi-annually in arrear for the period from and including the Interest Commencement Date to but excluding 27 October 2008

	(ii)	Interest Payment Date(s):	27 April and 27 October in each year from and including 27 April 2004 to and including 27 October 2008, with each such date being subject to adjustment in accordance with the Modified Following Business Day Convention, provided, however, that for the purposes of the calculation of the amount of interest due on any Interest Payment Date, the adjustment of the Interest Payment Date in accordance with the Modified Following Business Day Convention shall be disregarded
	(iii)	Fixed Coupon Amount:	JPY 944,722 per JPY 200,000,000 in nominal amount for the Interest Payment Date scheduled to fall on 27 April 2004 JPY 950,000 per JPY 200,000,000 in nominal amount for each Interest Payment Date from and including the Interest Payment Date scheduled to fall on 27 October 2004 to and including the Interest Payment Date scheduled to fall on 27 October 2008
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18.	**Floating Rate Provisions**		Not Applicable
19.	**Zero Coupon Note Provisions**		Not Applicable
20.	**Index Linked Interest Note Provisions**		Not Applicable
21.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable

	(i)	Optional Redemption Date(s):	The Issuer may redeem all, but not some only, of the Notes at par on each Interest Payment Date from and including the Interest Payment Date scheduled to fall on 27 April 2004 to and including the Interest Payment Date scheduled to fall on 27 April 2008
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	Par
	(iii)	If redeemable in part:	Not Applicable
		(a) Minimum nominal amount to be redeemed:	Not Applicable
		(b) Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	5 Business Days prior to each Optional Redemption Date
23.	**Put Option**		Not Applicable
24.	**Final Redemption Amount**		Nominal amount
25.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions

(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	**Bearer Notes**
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Not Applicable
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable

33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	None
35.	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
36.	Additional selling restrictions:	In addition to the selling restrictions contained in the Offering Circular, the Dealer represents and agrees that it has not transferred, and will not transfer, any of the Notes to any person other than a non-resident (as defined in Article 6, Paragraph 1, Item 6 of the Foreign Exchange and Foreign Trade Law of Japan) except in the case that all outstanding Notes are transferred to a single person. No disclosure has been made with respect to the Notes under the Securities and Exchange Law of Japan.
37.	Costs of Issue:	Not Applicable
38.	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39.	ISIN Code:	XS0177916722
40.	Common Code:	017791672
41.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depositary Trust Company	Not Applicable

42. Delivery: Delivery against payment

43. The Agents appointed in respect of the Notes are: Deutsche Bank AG London, Deutsche Bank Luxembourg S.A., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and Banque Générale du Luxembourg S.A.

GENERAL

44. Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a): Not Applicable

45. The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0,007724, producing a sum of (for Notes not denominated in Euro): Euro 15,448,000

46. In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.: Not Applicable

47. Effective yield at Issue Price: Not Applicable

48. Date of Pricing Supplement: 23 October 2003

49. Date of Base Offering Circular: 7 October 2003

Signed on behalf of the Issuer:

By:

Duly authorised

EXECUTION COPY

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 880A
TRANCHE NO: 1

CAD 150,000,000 3.50 per cent. Notes 2003 due 24 October 2006

TD Securities

CIBC World Markets

KBC International Group

Banque et Caisse d'Epargne de l'Etate, Luxembourg

Deutsche Bank

Fortis Bank

Rabobank International

Commonwealth Bank of Australia

UBS Investment Bank

Credit Suisse First Boston

Dexia Capital Markets

WestLB AG

The date of this Pricing Supplement is 22 October 2003.

De Brauw Blackstone Westbroek, London

This Pricing Supplement, under which the notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states that are a party to the treaty on the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Canada

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer sell or deliver, directly or indirectly, any such note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i) Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:		880A
	(ii) Tranche Number:		1
3	Specified Currency or Currencies:		Canadian Dollars ("CAD")
4	Aggregate Nominal Amount:		
	(i) Series:		CAD 150,000,000
	(ii) Tranche:		CAD 150,000,000
5	(i) Issue Price:		(a) In the case of CAD 100,000,000 100.815 per cent. of the Aggregate Nominal Amount of the Notes; and (b) in the case of CAD 50,000,000 100.495 per cent. of the Aggregate Nominal Amount of the Notes
	(ii) Net proceeds:		CAD 149,000,000 (less agreed expenses)
6	Specified Denominations:		CAD 1,000; CAD 10,000; CAD 100,000 and multiples
7	Issue Date:		24 October 2003
8	Maturity Date:		24 October 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		3.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	24 October in each year commencing on 24 October 2004 and ending on the Maturity Date

	(iii)	Fixed Coupon Amounts:	CAD 35 on each denomination of CAD 1,000; CAD 350 on each denomination of CAD 10,000; CAD 3500 on each denomination of CAD 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 3 December 2003 upon certification as to non-U.S. beneficial ownership
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London, Toronto
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International), Canadian Imperial Bank of Commerce, London Branch, Commonwealth Bank of Australia, KBC Bank NV, UBS Limited, Banque Et Caisse d'Epargne de l'Etate, Luxembourg, Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, Dexia Banque Internationale à Luxembourg, Société Anonyme (acting under the name of Dexia Capital Markets), Fortis Bank nv-sa, WestLB AG
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	1.1875%
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		The Netherlands

Each Manager has represented and agreed that the Notes qualify as "Euro-Securities" within the meaning of the 1995 Exemption Regulation (Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995), i.e. (i) which are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states that are a party to the treaty on the European Economic Area; (ii) 60% or more of the Notes are offered in one or more states other than the state where the issuing institution is established according to its constitutional documents; and (iii) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct a general advertising or canvassing campaign in relation to the Notes anywhere in the world.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the Managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Canada

The Notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The Managers represent that they have not, and agree that they will not, offer sell or deliver, directly or indirectly, any such note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and

		territories thereof.
37	Cost of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS 0178615067
40	Common Code:	17861506
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
42	Delivery:	Delivery against payment
43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Listing Agent

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of CAD 1.00 : Euro 0.638009, producing a sum of (for Notes not denominated in Euro):	Euro 95,701,350
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	22 October 2003
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated under the Corporations Act 2001 of Australia)

RABOBANK IRELAND plc

(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 881A
TRANCHE NO: 1

CAD 350,000,000 Floating Rate Notes 2003 due 24 October 2006

Rabobank International **TD Securities**

The date of this Pricing Supplement is 22 October 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands

Each Manager has represented and agreed that the Notes will and may only be offered anywhere in the world, and such offer will and may only be announced to persons who are trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes

of their businesses or otherwise in circumstances which have not resulted and will not resilt in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Canada

The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The managers represent that they have not, and agree that they will not, offer sell or deliver, directly or indirectly, any such note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.

There has been no significant change in the financial or trading position of the Issuer since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	881A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Canadian Dollars ("CAD")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 350,000,000
	(ii)	Tranche:	CAD 350,000,000
5	(i)	Issue Price:	100.055 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	CAD 349,842,500 (less agreed expenses)
6	Specified Denominations:		CAD 1,000; CAD 10,000; CAD 100,000 and multiples
7	Issue Date:		24 October 2003
8	Maturity Date:		24 October 2006
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No
10	Interest Basis:		3-month Canadian BA-CDOR + 0.10 per cent. Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s):	From and including 24 October to but excluding 24 January, from and including 24 January to but excluding 24 April, from and including 24 April to but excluding 24 July and from and including 24 July to but excluding 24 October of each year commencing 24 October 2003 and ending on the Maturity Date
(ii)	Specified Interest Payment Dates:	24 January, 24 April, 24 July and 24 October of each year commencing on 24 January 2004 and ending on the Maturity Date, subject to adjustment in accordance with the Modified Following Business Day Convention
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	Toronto
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(vi)	Interest Period Date(s):	Specified Interest Payment Date(s)
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
-	Floating Rate Option:	CAD-BA-CDOR
-	Designated Maturity:	3 months
-	Reset Date:	24 January, 24 April, 24 July and 24 October of each year from and 24 October 2003 to and including the Maturity Date.
-	ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x)	Margin(s):	+ 0.10 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)

(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19	**Zero Coupon Note Provisions**	Not Applicable
20	**Zero Coupon Note Provisions**	Not Applicable
21	**Index Linked Interest Note Provisions**	Not Applicable
22	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

23	**Call Option**		Not Applicable
24	**Put Option**		Not Applicable
25	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
26	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27	**Form of Notes:**	Bearer Notes

	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
28	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Toronto
29	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
30	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
31	Details relating to Instalment Notes:		Not Applicable
32	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
33	Consolidation provisions:		Not Applicable
34	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

35	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealer's Commission:	0.10%

36	If non-syndicated, name of Dealer:	Not Applicable
37	Additional selling restrictions:	The Netherlands

Each Manager has represented and agreed that the Notes will and may only be offered anywhere in the world, and such offer will and may only be announced, to persons who are trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities), provided that the offer, the applicable Pricing Supplement and each announcement of the offer states that the offer is exclusively made to those persons.

U.S.

Selling Restrictions - Reg. S Category 2 TEFRA D.

United Kingdom

Each of the managers has represented and agreed that (1) it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the Notes, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any

		notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer and (3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.
		<u>Canada</u>
		The notes have not been and will not be qualified for sale under the securities laws of Canada or any province or territory of Canada. The managers represent that they have not, and agree that they will not, offer sell or deliver, directly or indirectly, any such note in Canada or to or for the benefit or account of any resident of Canada except in compliance with all applicable securities laws of Canada and the provinces and territories thereof.
38	Cost of Issue:	Not Applicable
39	Subscription period:	Not Applicable
OPERATIONAL INFORMATION		
40	ISIN Code:	XS0178615653
41	Common Code:	17861565
42	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
43	Delivery:	Delivery against payment
44	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent Deutsche Bank Luxembourg S.A. as Listing Agent The Toronto-Dominion Bank, London branch as Calculation Agent
GENERAL		
45	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable

46	The aggregate principal amount of Notes issued has been translated into Euro at the rate of CAD 1.00 : Euro0.638009, producing a sum of (for Notes not denominated in Euro):	Euro 223,303,150
47	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
48	Effective yield at Issue Price:	Not Applicable
49	Date of Pricing Supplement:	22 October 2003
50	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

n1

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 841A
TRANCHE NO: 1
USD 250,000,000 Callable Capped Floating Rate Notes due October 2008

Issue Price: 100 per cent

Lehman Brothers International (Europe)

The date of this Pricing Supplement is 08 October 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 27 September 2002 issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme and the Offering Circular (the "**Updated Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular, the Updated Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in Clause 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this Pricing Supplement, there has been no significant change in the financial or trading position of the Issuer since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
2.	(i)	Series Number:	841A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 250,000,000
	(ii)	Tranche:	USD 250,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		USD 1,000
7.	Issue Date:		06 October 2003
8.	Maturity Date:		06 October 2008 subject to adjustment in accordance with the Modified Following Business Day Convention
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Floating Rate as set out in Condition 18
11.	Redemption/Payment Basis:		Redemption at par
12.	Change of Interest or Redemption/Payment Basis:		Not Applicable
13.	Put/Call Options:		Call
14.	Status of the Notes:		Senior
15.	Listing:		Luxembourg
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**		Not Applicable
18.	**Floating Rate Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	06 October and 06 April each year until the Maturity Date commencing on 06 April 2004
	(ii)	Business Day Convention:	Modified Following Business Day Convention

(iii)	Additional Business Centre(s) (Condition 1(a)):	London
(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	
	- Relevant Time:	11:00 a.m. London time
	- Interest Determination Date:	2 London Banking Days prior to the start of each Interest Period.
	- Primary Source for Floating Rate:	Telerate 3750
	- Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	- Relevant Financial Centre:	London
	- Benchmark:	USD LIBOR
	- Representative Amount:	Not Applicable
	- Effective Date:	Not Applicable
	- Specified Duration:	6 month
(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
(ix)	Margin(s):	Plus 0.7025 per cent.
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	6.2025 per cent per annum
(xii)	Day Count Fraction (Condition 1(a)):	30/360, adjusted
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

19. **Zero Coupon Note Provisions** Not Applicable

20. **Index Linked Interest Note Provisions** Not Applicable

21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	06 October and 06 April in each year commencing on 06 October 2004 and ending on 06 April 2008 subject to adjustment in accordance with the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100.00 per cent. of the Aggregate Nominal Amount
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than 5 Business Days' notice prior to each Optional Redemption Date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned is paragraph 33 below) to the Noteholders
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount**	Nominal Amount
25.	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	**Form of Notes:**	Bearer Notes

	(i) Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Note in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30.	Details relating to Instalment Notes:	Not Applicable
31.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32.	Consolidation provisions:	Not Applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable

35.	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
36.	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with "

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0174225960
38.	Common Code:	17422596
39.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): (i) The Depositary Trust Company	Not Applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal and Paying Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Lehman Brothers International (Europe) as Calculation Agent

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not Applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1 USD = 0.9208 EUR, producing a sum of (for Notes not denominated in Euro):	Euro 230,200,000
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45.	Date of Pricing Supplement:	08 October 2003

46. Date of Base Offering Circular: The Updated Offering Circular relating to the Programme dated 7th October 2003, save in respect of the terms of the Notes described herein (which shall be read in conjuction with the Terms and Conditions set forth in the Offering Circular dated 27th September 2002

Signed on behalf of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. :

By: ______________________

Duly authorised

h/L

Pricing Supplement

03 NOV 18 AM 7:21

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 60,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited,
Rabobank Ireland plc, and

by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 870A

TRANCHE NO: 1

EUR 20,000,000 Zero Coupon Notes due October 2033

Issue Price: 92.00 per cent

Goldman Sachs International

The date of this Pricing Supplement is 7 October 2003

This Pricing Supplement, under which the Notes described herein (the 'Notes') are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the 'Offering Circular') dated October 7, 2003, issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited, and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	870A
	(ii)	Tranche:	1
3	Specified Currency or Currencies:		Euro ('EUR')
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 20,000,000
	(ii)	Tranche:	EUR 20,000,000
5	(i)	Issue Price:	92.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds	EUR 18,400,000
6	Specified Denominations:		EUR 50,000
7	Issue Date:		9 October 2003
8	Maturity Date:		9 October 2033
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		See Annex
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Not Applicable
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7 (b):	See Annex

	(ii) Day Count Fraction (Condition 1(a)):	30/360; unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	9 October in each year, commencing on 9 October 2008 and ending on 9 October 2032, subject to the Modified Following Business Day Convention
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	See Annex
	(iii) If redeemable in part:	Not Applicable
	(a) Minimum nominal amount to be redeemed:	
	(b) Maximum nominal amount to be redeemed:	
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than 5 TARGET and London Business Days prior to each Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	See Annex
25	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London and TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, nothwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	Goldman Sachs International
36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."
37	Costs of Issue:	Not Applicable
38	Subscription Period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0177538609
40	Common Code:	017753860
41	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Branch as Fiscal Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents. Goldman Sachs International as Calculation Agent.

GENERAL

44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated Euro):	Not Appliable
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective Yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	7 October 2003
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

Redemption Amount:

If the Note redeems on 9 October 2008 the Redemption Amount will be;

Aggregate Nominal Amount x 137.008665%

[The Interest will accrue at 6.5% on the accreting notional amount. Therefore the Redemption Amount of the Note on the 9 October 2008 will be:

(1.065)^5=1.37008665 times the Aggegate Nominal Amount]

If the Note redeems after 9 October 2008, the Redemption Amount will be:

Aggregate Nominal Amount x 137.008665% x

$$\prod_{j=6}^{i} \{1 + \text{Max}\,[(10\% - 1 \text{ Year EUR CMS}(j)), 4.00\%]\}$$

Where the 1 Year EUR CMS(j) is the 1 Year EUR CMS Fixing reset annually two London and TARGET Business Days prior to 9 October of the "j"th year

J=6 on 9 October 2008

J=7 on 9 October 2009

J=8 on 9 October 2010

J=9 on 9 October 2011

J=10 on 9 October 2012

J=11 on 9 October 2013

J=12 on 9 October 2014

J=13 on 9 October 2015

J=14 on 9 October 2016

J=15 on 9 October 2017

J=16 on 9 October 2018

J=17 on 9 October 2019

J=18 on 9 October 2020

J=19 on 9 October 2021

J=20 on 9 October 2022

J=21 on 9 October 2023

J=22 on 9 October 2024

J=23 on 9 October 2025

J=24 on 9 October 2026

J=25 on 9 October 2027

J=26 on 9 October 2028

J=27 on 9 October 2029

J=28 on 9 October 2030

J=29 on 9 October 2031

J=30 on 9 October 2032

For example, if the note redeems on 9 October 2010 the Redemption Amount will be = Aggregate Nominal Amount X 137.008665% X {1 + Max [(10% – 1 Year EUR CMS6),4.00%]} X {1 + Max [(10% – 1 Year EUR CMS7), 4.00%]}

Where,

1 Year EUR CMS6 is the 1 Year EUR CMS determined two London and TARGET Business Days prior to 9 October 2008
1 Year EUR CMS7 is the 1 Year EUR CMS determined two London and TARGET Business Days prior to 9 October 2009

The Final Redemption Amount will be based upon a 30/360 unadjusted day count convention subject to the Following Business Day Convention.

"1 Year EUR CMS Fixing" means the 1 Year EUR Interest Rate Swap which appears on Reuters page "ISDAFIX2" at 11:00 am New York time, on the day that is two London and TARGET Business Days prior to 9 October in each year, from and including 9 October 2008 up to but excluding the Maturity Date

nv

03 NOV 18 AM 7:21

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 868A
TRANCHE NO.: 1
£300,000,000 4.50 per cent. Notes due 2006

The Royal Bank of Scotland
Rabobank International

Barclays Capital
UBS Investment Bank

Linklaters
Ref: JALB/DJXB

The date of this Pricing Supplement is 7 October 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, contains the final terms of the Notes and must be read in conjunction with, the Offering Circular (the "**Offering Circular**") dated 7 October 2003 issued in relation to the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. The Issuer (in relation to itself) and the Guarantor (in relation to the Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 60,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 30 June 2003 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, The Royal Bank of Scotland plc (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Agent or any agent acting for it to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	868A
	(ii)	Tranche Number:	Tranche 1
3	Specified Currency or Currencies:		Pounds Sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£300,000,000
	(ii)	Tranche:	£300,000,000
5	(i)	Issue Price:	a) in the case of £200,000,000 Nominal Amount of the Notes: 100.8025 per cent. b) in the case of £100,000,000 Nominal Amount of the Notes: 101.1465 per cent.
	(ii)	Net proceeds:	£298,626,500 (excluding any agreed expenses)
6	Specified Denominations:		£1,000, £10,000 and £100,000
7	(i)	Issue Date:	9 October 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		7 December 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.50 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.50 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	7 December in each year commencing 7 December 2003 (not adjusted)
	(iii)	Fixed Coupon Amount(s):	£45 per £1,000 in nominal amount, £450 per £10,000 in nominal amount and £4,500 per £100,000 in nominal amount
	(iv)	Broken Amount:	£7.27 per £1,000 in nominal amount, £72.70 per £10,000 in nominal amount and £727 per £100,000 in nominal amount in each case payable on 7 December 2003 in respect of the period from, and including, the Issue Date to, but excluding, 7 December 2003
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	7 December in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount of each Note		£1,000 per Note of £1,000 specified denomination, £10,000 per Note of £10,000 specified denomination and £100,000 per Note of £100,000 specified denomination
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		Not Applicable
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		The provisions in Condition 14 will apply to further issues.

33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Royal Bank of Scotland plc Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Barclays Bank PLC UBS Limited
	(ii)	Stabilising Manager (if any):	The Royal Bank of Scotland plc
	(iii)	Dealer's Commission:	1.375 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.1875 per cent. and a selling commission of 1.1875 per cent.
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		**The Netherlands** (i) Each Manager will be required to represent and agree that the Notes qualify as "Euro-securities" within the meaning of the 1995 Act on the Supervision of the Securities Trade Exemption Regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

		(a) the Notes are acquired and placed by a syndicate of which at least two members are established according to their constitutional documents in different states party to the Agreement on the European Economic Area; (b) at least 60 per cent. of the Notes are offered in one or more states other than the state where the Issuer is established according to its constitutional documents; and (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under 7 and 8 of Annex 1 to EC Directive 2000/12/EC; (ii) Each of the Managers will be required to represent and agree that no general advertising or canvassing campaign has been or will be conducted in respect of the Notes anywhere in the world.
37	Costs of Issue:	Not Applicable
38	Subscription period:	Not Applicable

OPERATIONAL INFORMATION

39	ISIN Code:	XS0177588968
40	Common Code:	017758896
41	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	Not Applicable
42	Delivery:	Delivery against payment

GENERAL

43	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London Deutsche Bank Luxembourg S.A. Rabo Securities N.V.
44	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
45	The aggregate principal amount of Notes issued has been translated into	€434,999,700

	Euro at the rate of 1.449999, producing a sum of (for Notes not denominated in Euro):	
46	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
47	Effective yield at Issue Price:	Not Applicable
48	Date of Pricing Supplement:	7 October 2003
49	Date of Base Offering Circular:	7 October 2003

Signed on behalf of the Issuer:

By : ______________________

Duly authorised

nl

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 852A

TRANCHE NO: 1

USD 10,000,000 Target Redemption Notes due 2008

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 19 September 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	852A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars (**"USD"**)
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 10,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		23 September 2003
8	Maturity Date:		The earlier of the Early Redemption Date (as defined in item 33 below) and 23 September 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		See item 20 below
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 20 below
13	Put/Call Options:		Not Applicable (subject to item 33 below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Applicable
	(i)	Index/Formula:	7.00 per cent. per annum payable semi-annually in arrear in respect of the period beginning on and including the Issue Date and ending on but excluding 23 September 2004

In respect of each Interest Period (which, for purposes hereof, shall be deemed to include the period from and including the Interest Payment Date immediately preceding the date of any redemption of the Notes pursuant to Condition 11 to but excluding the date of such redemption) from and including 23 September 2004 to but excluding the Maturity Date, the Rate of Interest applicable to the Notes payable semi-annually in arrear will be a percentage rate, as calculated by the Calculation Agent in accordance with the following formula:

8.00 per cent. – (2 x USD LIBOR)

Provided that:

(a) such rate shall not be less than 0.00 per cent.; and

(b) no Early Redemption Event (as defined in item 33 below) has occurred

where:

"USD LIBOR" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the relevant Interest Determination Date.

If such rate does not appear on the Moneyline Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at the time and day designated above in respect of the relevant Interest Period, the Determination Agent shall determine the rate by requesting the principal London office of each of four major banks in the London Interbank market to provide a quotation for the rate at which deposits in USD were offered to prime banks in the London Interbank market for a period of six months at approximately 11:00 a.m. London time on the relevant Interest Determination Date in an amount that is representative for a single transaction in the London Interbank market at such time

If at least two such quotations are provided, the rate shall be the arithmetic mean of such quotations. If fewer than two quotations are provided as requested, the rate shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Determination Agent, at approximately 11:00 a.m., New York time, on such day for loans in USD to leading European banks for a period of six months in an amount that is representative for a single transaction in the New York market at such time

Provided that if an Early Redemption Event (as defined in item 33 below) occurs, the amount of interest payable in respect of an Interest Period shall be limited to the Final Interest Amount

"Determination Agent" means Morgan Stanley Capital Services, Inc.

"Interest Determination Date" in respect of any Interest Period means the fifth London Business Day preceding the last day of such Interest Period

"London Business Day" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London

(ii)	Calculation Agent responsible for calculating the interest due:	Deutsche Bank AG London
(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(iv)	Specified Period(s)/Specified Interest Payment Dates:	23 March and 23 September in each year, commencing on 23 March 2004 up to and including the earlier of the Maturity Date and the Early Redemption Date (as defined in item 33 below)
(v)	Business Day Convention:	Not Applicable
(vi)	Additional Business Centre(s) (Condition 1(a)):	London
(vii)	Minimum Rate of Interest:	0.00 per cent. per annum
(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Day Count Fraction (Condition 1(a)):	30/360
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	**Notices** So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system **Mandatory Early Redemption by Issuer** If an Early Redemption Event occurs, the Notes shall be redeemed by the Issuer, in whole but not in part, on the Early Redemption Date at the Early Redemption Amount (although in such circumstances the Interest Amount will be limited to the Final Interest Amount, as described in item 20(i) and in this item 33)

An "**Early Redemption Event**" shall occur if, on any Interest Determination Date, the Interest Amount for the relevant Interest Period, when aggregated together with the sum of all Interest Amounts for all preceding Interest Periods, is calculated to be greater than or equal to 8.00 per cent. of the Aggregate Nominal Amount of the Notes

"**Early Redemption Date**" means the first Interest Payment Date following the occurrence of an Early Redemption Event

"**Early Redemption Amount**" means the nominal amount of each Note plus the Final Interest Amount

"**Final Interest Amount**" means in respect of each Note, an amount equal to 8.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods prior to the Interest Period which ends on but excluding the Early Redemption Date

The Calculation Agent shall notify the Issuer and the Issuer shall notify the Paying Agents and the Noteholders of any such Early Redemption Event two Business Days prior to the Early Redemption Date

"**Business Day**" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in London and New York

Additional Interest Amount on Maturity Date

If no Early Redemption Event occurs prior to the Maturity Date, then the Issuer shall pay the Additional Interest Amount on the Maturity Date

"**Additional Interest Amount**" means in respect of each Note, an amount equal to 8.00 per cent. of its nominal amount minus the sum of all Interest Amounts for all preceding Interest Periods ending on but excluding the Maturity Date, such that the sum of all Interest Amounts (including the Additional Interest Amount) in respect of each Note will be an amount equal to 8.00 per cent. of the nominal amount of each Note

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands** The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0175568277
38	Common Code:	017556827
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Morgan Stanley Capital Services, Inc. as Determination Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.917197 producing a sum of:	Euro 9,171,970
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	19 September 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

nV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc
by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 786A

TRANCHE NO: 3

NOK 200,000,000 4.25 per cent. Notes 2003 due 2007 (the "Notes")

(to be consolidated, and form a single series with the NOK 800,000,000 4.25 per cent. Notes 2003 due 2007)

Issue Price: 100.6875 per cent.

DEUTSCHE BANK

RABOBANK INTERNATIONAL

The date of this Pricing Supplement is 15 September 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, Deutsche Bank AG London or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Deutsche Bank AG London or any agent or person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	786A
	(ii)	Tranche No:	3
			Notes issued under this Pricing Supplement will be consolidated with and form a single series with the NOK 400,000,000 4.25 per cent. Notes 2003 due 2007 (Tranche 1) and the NOK 400,000,000 4.25 per cent. Notes 2003 due 2007 (Tranche 2), details of which are included in the Pricing Supplements both dated 23 July 2003
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,000,000,000
	(ii)	Tranche:	NOK 200,000,000
5	(i)	Issue Price:	100.6875 per cent. of the Aggregate Nominal Amount plus accrued interest from 25 July 2003 (including) to 17 September 2003 (excluding)
	(ii)	Net proceeds:	NOK 199,379,098.36 (including accrued interest, excluding agreed expenses)
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	17 September 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	25 July 2003
8	Maturity Date:		25 July 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg

16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	25 July in each year commencing on 25 July 2004 and ending on 25 July 2007
	(iii)	Fixed Coupon Amounts:	NOK 425 per NOK 10,000 in nominal amount NOK 2,125 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual – ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	(Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		100.00 per cent. of the Aggregate Nominal Amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Upon issue the Notes will be represented by a temporary Global Note. The temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 27 October 2003 upon certification as to non-U.S. beneficial ownership.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
32	Consolidation provisions:		Not Applicable
33	Other terms or special conditions:		Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Deutsche Bank AG London Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(ii)	Stabilising Manager (if any):	Deutsche Bank AG London
	(iii)	Dealer's Commission:	Combined management and underwriting commission of 0.225 per cent. of the nominal amount of the Notes and selling concession of 1.40 per cent. of the nominal amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable

36 Additional selling restrictions:

The Netherlands

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption Regulation (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that

(i) the Notes are acquired and placed by a syndicate of which at least two members are established according to their constitutional documents in different member states of the EEA;

(ii) 60 per cent. or more of the Notes are placed in one or more states other than the state where the Issuer is established according to its constitutional documents; and

(iii) subscription for the Notes is only possible if the Notes can in the first instance only be purchased through the intermediary of a credit institution registered with the Dutch Central Bank or through another institution (not registered with the Dutch Central Bank) which in the course of its business carries out one or more of the activities referred to in paragraphs 7 and 8 of Annex I Directive No. 2000/12/EG of the European Parliament and of the Council of the European Union of March 2000 relating to the taking up and pursuit of the business of credit institutions (OJL126).

Each of the Managers has represented and agreed that it has not publically promoted and will not publically promote the offer and sale of the Notes (including rights representing an interest in the Global Note by conducting a general advertising or canvassing campaign in respect of the Notes anywhere in the world).

Kingdom of Norway

Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange as professional investors

OPERATIONAL INFORMATION

37	ISIN Code:	Temporary (until 27 October 2003): XS0176209087 After 28 October 2003: XS0172355918
38	Common Code:	Temporary (until 27 October 2003): 017620908 After 28 October 2003: 017235591
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Exchange Agent, Deutsche Bank Luxembourg S.A. as Paying Agent Banque Générale du Luxembourg S.A. as Paying Agent and Rabo Securities N.V. as Paying Agent

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.121008, producing a sum of (for Notes not denominated in Euro):	Euro 24,201,600
44	In the case of Notes listed on the official segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	15 September 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

n

COÖPERATIEVE CENTRALE RAIFFEISEN-
BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-
BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH

COÖPERATIEVE CENTRALE RAIFFEISEN-
BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

RABO AUSTRALIA LIMITED

RABOBANK IRELAND plc

SIGNING PRE-CLOSING AND CLOSING AGENDA

in respect of NOK 800,000,000 4.25 per cent. Notes 2003 due 2007 issued under
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity from the date of original issue
Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc

by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 786A
TRANCHE NO: 1 and 2

Linklaters
Ref: KJT/JALP

1 Definitions

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	**"Issuer"**
Deutsche Bank AG London	**"Deutsche Bank"**
The Managers of the issue named in the Subscription Agreement	**"Managers"**
Deutsche Bank AG London	**"Fiscal Agent"** and **"Common Depositary"**
Union Bank of Norway (Oslo)	**"Receiving Bank"**
De Brauw Blackstone Westbroek, London	**"DBBW"**
Ernst & Young Accountants	**"Auditors"**
Deutsche Bank Luxembourg S.A.	**"Listing Agent"**
Euroclear Bank S.A./N.V., as operator of the Euroclear System	**"Euroclear"**
Clearstream Banking, société anonyme	**"Clearstream, Luxembourg"**
Luxembourg Stock Exchange	**"Exchange"**
Imprima Debussy, Amsterdam	**"Security Printers"**

2 Signing

The Signing will take place by fax on 23 July 2003.

3 The following matters to have been dealt with prior to the Signing

Action		**Responsibility**
3.1	The form of the Legal Opinion dated the Closing Date and Auditors' Comfort Letters dated the Signing Date and the Closing Date to have been substantially agreed.	Auditors/ DBBW/Managers
3.2	Manager's Powers of Attorney to have been obtained	Deutsche Bank/Managers
3.3	The following documents to have been prepared:	
3.3.1	Subscription Agreement	Linklaters
3.3.2	Pricing Supplement	Linklaters
3.3.3	Expenses Side Letter	Issuer/Deutsche Bank
3.3.4	Temporary Global Note	Issuer/Fiscal Agent
3.4	Copy of any authorisations by the Issuer for the issue of the Notes to be available (together with certified English translations)	Issuer

Signing

Action		**Responsibility**
3.5	The following documents to be signed by the relevant parties:	

Action			Responsibility
	3.5.1	Subscription Agreement	Issuer/Managers
	3.5.2	Pricing Supplement	Issuer
	3.5.3	Expenses Side Letter	Deutsche Bank/Issuer
3.6	Pricing Supplement to be delivered to the Fiscal Agent.		Issuer/Linklaters
3.7	Auditor's comfort letter dated the Signing Date to be delivered to Deutsche Bank on behalf of the Managers.		Auditors
3.8	Issuer's Certificate (Appendix 1) to be signed by the Issuer and held in escrow by Linklaters		Issuer
3.9	Temporary Global Note to be delivered on behalf of the Issuer and to be held in escrow by Linklaters, together with the letter from the Issuer irrevocably authorising the Common Depositary to release such Temporary Global Note upon the conditions therein contained (Appendix 2).		Issuer
3.10	Escrow Letter from Linklaters to the Issuer to be signed by Linklaters and acknowledged by the Issuer (Appendix 5).		Linklaters/Issuer/Auditors /DBBW
3.11	The documents referred to in the Escrow Letter are to be delivered to Linklaters and held in accordance thereof.		Auditors/ DBBW/Issuer

4 Pre-closing

The Pre-closing will take place by fax at 10 a.m. (London time) on 24 July 2003.

Action		Responsibility
4.1	Issuer to have advised Common Depositary and Deutsche Bank on behalf of the Managers of relevant details for receipt of the net subscription moneys.	
4.2	Deutsche Bank on behalf of the Managers to have notified Common Depositary and Fiscal Agent of the securities account to be credited with Euroclear and Clearstream, Luxembourg on closing and the amount of Notes to be so credited to such securities account (Appendix 3).	Deutsche Bank /Common Depositary/Fiscal Agent
4.3	Temporary Global Note to be delivered on behalf of the Issuer and to be held in escrow by the Common Depositary, together with the letter from the Issuer irrevocably authorising the Common Depositary to release such Temporary Global Note upon the conditions therein contained (Appendix 2).	Fiscal Agent/Common Depositary
4.4	Legal Opinion of DBBW to be available for release on the Closing Date in accordance with the instructions of DBBW in relation thereto.	DBBW
4.5	Auditors' Comfort Letter dated the Closing Date to be available for release on the Closing Date in accordance with the instructions thereto.	Auditors
4.6	Common Depositary to acknowledge receipt of and the terms upon which it holds the Temporary Global Note and to deliver its payment advice (Appendix 4).	Common Depositary

4.7	Pricing Supplement to have been delivered to the Exchange and confirmation of listing to have been obtained	Deutsche Bank /Linklaters/Listing Agent

5 Closing

The Closing will take place by fax at or around 10:00 a.m. (Amsterdam time) on 25 July 2003.

All transactions at the Closing will be deemed to take place simultaneously and no delivery or payment instruction is to be deemed to have been made until all the transactions to be made at the Closing have been completed.

Action		**Responsibility**
5.1	The Receiving Bank receives net subscription moneys for credit to the account of the Issuer and confirms receipt by fax to the Issuer, copied to Deutsche Bank on behalf of the Managers.	Receiving Bank
5.2	Unless notified by the Issuer to the contrary the Common Depositary releases the Temporary Global Note.	Common Depositary
5.3	Linklaters releases from escrow all other documents and letters held in accordance with the term of its Escrow Letter.	Linklaters
5.4	Letter of Instruction to the Security Printers (Appendix 6) to have been signed by Deutsche Bank and the Security Printers	Deutsche Bank/ Security Printers

6 Post Closing

Action		**Responsibility**
6.1	Distribution of original documentation and conformed copies.	Linklaters
6.2	Preparation of bound volumes.	Linklaters
6.3	Confirmation of listing of Notes to be delivered to Issuer and Linklaters.	Listing Agent
6.4	Definitive Notes Exchanged for Temporary Global Note	Fiscal Agent/Common Depository

APPENDIX 1

[On the Letterhead of the Issuer]

Issuer's Certificate

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

(for and on behalf of the Managers party to the Subscription Agreement with respect to Tranche 1 dated 23 July 2003 and the Managers party to the Subscription Agreement with respect to Tranche 2 dated 23 July 2003)

25 July 2003

Dear Sirs

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer")
NOK 800,000,000 4.25 per cent. Notes due 2007 (Tranches 1 and 2) issued under the Euro 50,000,000,000 Global Medium-Term Note Programme

I, [•], a duly authorised officer of the Issuer refer to the Amended and Restated Distribution Agreement dated 27 September 2001 as supplemented by the First Supplemental Distribution Agreement dated 27 September 2002 (together, the "**Distribution Agreement**").

I certify that, as at the date hereof, (a) the representations and warranties of the Issuer set out in Clause 7 of the Distribution Agreement are accurate as though they were given and made on the date hereof and (b) the Issuer has performed all of its obligations under the Distribution Agreement relating to the issue of the Notes required to be performed or satisfied on or prior to the date hereof.

Yours faithfully

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

By

APPENDIX 2

[On the letterhead of the Issuer]

Letter from Issuer delivering the Temporary Global Notes

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
(as Common Depositary)

24 July 2003

Dear Sirs

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer")
NOK 800,000,000 4.25 per cent. Notes due 2007 (Tranches 1 and 2) issued under the Euro 50,000,000,000 Global Medium-Term Note Programme

We have arranged for the delivery to you of the Temporary Global Notes representing the Notes. We hereby irrevocably authorise and instruct you forthwith to hold the Temporary Global Notes in safe custody for our account until such time as you are instructed by Deutsche Bank AG London to release the net subscription funds to ourselves and thereafter to hold the Temporary Global Notes for the account of Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**), and Clearstream Banking, société anonyme, (**"Clearstream, Luxembourg"**).

Yours faithfully

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

By:

APPENDIX 3

[On the Letterhead of Deutsche Bank]

Deutsche Bank' Letter of Instructions to Common Depositary

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

(as depositary for Euroclear Bank S.A./N.V., as
operator of the Euroclear System, and Clearstream Banking, sociėté anonyme)

24 July 2003

Dear Sirs

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer")
NOK 800,000,000 4.25 per cent. Notes due 2007 (Tranches 1 and 2) issued under the Euro 50,000,000,000 Global Medium-Term Note Programme

Value Date:	25 July 2003
Amount (Tranche 1 and 2):	NOK 799,000,000
Payment to:	Union Bank of Norway (Oslo)
For Account of:	Rabobank Nederland, Attention of Dept AOBP
Account no.:	16840312090
Swiftcode:	UBNONOKK

Yours faithfully

DEUTSCHE BANK AG LONDON

By:

APPENDIX 4

[On the Letterhead of the Common Depositary]

Common Depositary's Receipt and Payment Advice

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

(for and on behalf of the Managers
party to the Subscription Agreement with
respect to Tranche 1 dated 23 July 2003
and the Managers party to the Subscription
Agreement with respect to Tranche 2
dated 23 July 2003)

24 July 2003

Dear Sirs

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer")

NOK 800,000,000 4.25 per cent. Notes due 2007 (Tranches 1 and 2) issued under the Euro 50,000,000,000 Global Medium-Term Note Programme

As Common Depositary of Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**"), and Clearstream Banking société anonyme, ("**Clearstream, Luxembourg**"), we hereby acknowledge safe receipt of the Temporary Global Notes representing the Notes. The Temporary Global Notes will initially be held in safe custody for the account of the Issuer in accordance with the terms of the Issuer's letter addressed to us and dated 24 July 2003 and thereafter will be held in safe custody for the accounts of the persons entitled thereto. We confirm that against release of the Temporary Global Notes as described above, we will pay to the Issuer on 25 July 2003 in accordance with the instructions of Deutsche Bank AG London as follows:

Value Date:	25 July 2003
Amount (Tranche 1 and 2):	NOK 799,000,000
Payment to:	Union Bank of Norway (Oslo)
For Account of:	Rabobank Nederland, Attention of Dept AOBP
Account no.:	16840312090
Swiftcode:	UBNONOKK

Yours faithfully

DEUTSCHE BANK AG LONDON

By:

APPENDIX 5

[On the Letterhead of Linklaters]

Escrow Letter

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Ernst & Young Accountants
Euclideslaan 1
3584 BL Utrecht
The Netherlands

De Brauw Blackstone Westbroek
One Silk Street
London EC2Y 8HQ

23 July 2003

Dear Sirs

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer")
NOK 800,000,000 4.25 per cent. Notes due 2007 (Tranches 1 and 2) issued under the Euro 50,000,000,000 Global Medium-Term Note Programme

You have delivered to us the following documents in respect of the above-mentioned issue of the Notes:

1. Letter from the Issuer to the Common Depositary regarding delivery of the Temporary Global Notes
2. Issuer's Certificate
3. Legal opinion of De Brauw Blackstone Westbroek dated the Closing Date
4. Comfort Letter of Ernst & Young Accountants dated the Closing Date

We will hold these documents to your order until the closing on 25 July 2003. Unless we receive written instructions from you to the contrary (by letter or fax as indicated on our letterheading) no later than one hour before the scheduled time for the closing on 25 July 2003, we will at the time for the closing release the remaining documents referred to above for the purposes of the Closing.

We undertake the above responsibilities on the basis that we shall not be responsible for, or for the consequences of, any accidental loss or destruction of any of the above-mentioned documents or for checking that any document has been duly authorised or executed.

Please confirm your agreement to the above arrangements by signing and returning the enclosed copy of this letter.

Yours faithfully

LINKLATERS

We acknowledge receipt of your letter to us dated 23 July 2003 in connection with the above-mentioned Notes and we confirm our agreement to the above arrangements.

Yours faithfully

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland)

By:

De Brauw Blackstone Westbroek

By:

Ernst & Young Accountants

By:

APPENDIX 6

[Letterhead of Deutsche Bank]

Letter of Instruction to the Security Printers

Imprima debussy Gmbh
Attention: Ms Dagmar Dietle
Grüneburgweg 58-62
60322 Frankfurt am Main

25 July 2003

Re.: **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer") NOK 800,000,000 4.25 per cent. Notes due 2007 (Tranches 1 and 2) issued under the Euro 50,000,000,000 Global Medium-Term Note Programme**

Dear Sirs,

We hereby authorise and instruct you to print the following quantities of definitive Notes in respect of the above-mentioned issue.

(a)	Denominations	Number	Serial Numbers	Un-numbered Spares	Specimens
NOK	10,000	16,000	00 001 – 16 000	50	25
NOK	50,000	12,800	16 001 – 28 800	20	25

in each case with four interest coupons attached, to be delivered to or to the order of, Deutsche Bank Aktiengesellschaft, Effektiver Bereich/Tresor, Alfred-Herrhausen-Allee 16-24, 60262 Eschborn, Germany (Attn.: Günter Korn)

(b) 25 specimens of each of the Notes referred to in the paragraph (a) above overprinted "Specimen" in red of which:

- 5 are to be delivered to Deutsche Bank AG, Grosse Gallusstrasse 10-14 60272, Frankfurt am Main for the attention of Jeremy RORISON;
- 5 are to be delivered to Deutsche Bank AG, Effektiver Bereich/Tresor Alfred-Herrhausenallee 16-24 D-60262, Eschborn, Germany for the attention of Günter KORN;
- 5 are to be delivered to Deutsche Bank AG London, CTAS, Winchester House, 1 Great Winchester Street, London EC2N 2DB, for the attention of Sally WALLER;
- 5 are to be delivered to Linklaters, One Silk Street, London EC2Y 8HQ, for the attention of Jane PATTERSON; and
- 5 are to be delivered to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) 3500 HG Utrecht, The Netherlands for the attention of PAULIEN HOITING; and

(c) 50 unnumbered spares of each of the Notes in the denomination of NOK 10,000 and 20 unnumbered spares of each of the Notes in the denomination of NOK 50,000 to be retained by your security control for safe custody to our order.

The Notes are to be printed in accordance with the requirements of the Luxembourg Stock Exchange on security paper and using methods of engraving designed to counteract the risk of forgery. Further, the customary special requirements of the Issuer (Latent image, Micro engraved lettering, Fluorescent Numbering, Invisible fluorescent sparklers in paper, our embossed logo, Invisible fluorescent logo in the middle of the Face and on the Coupons, each denomination in a separate intaglio border colour) are to be exercised.

In addition, the premises at which the Notes will be printed will have all such measures in place and you will provide for all operating procedures as are necessary to ensure the integrity of the printing process and the security of the Notes. Furthermore, you undertake to indemnify us against any losses, costs, claims, actions or demands which are made against us or suffered by us as a result of your breach of, or failure to observe any of, the provisions of this paragraph.

Please confirm your acceptance of the terms contained in this letter by countersigning and returning to us a copy of this letter.

Yours faithfully

Deutsche Bank AG London

By:

Encl.

We hereby agree to and accept the terms contained herein on this July 2003.

For and on behalf of

Imprima debussy Gmbh

By:

cc Jane Patterson, Linklaters
Jeremy Rorison, Deutsche Bank Aktiengesellschaft

Rabobank



Interim Report 2003 Rabobank Group

Key figures

	30-06-03	31-12-02	30-06-02	31-12-01	30-06-01
Volume of services (in EUR millions)					
Total assets	402,367	374,720	377,149	363,679	377,816
Private sector lending	221,688	212,323	202,105	197,262	190,685
Funds entrusted	180,878	171,632	166,326	172,174	165,452
Assets managed [1]	175,100	168,000	170,900	194,400	195,200
Premium income, insurance (half-year figures)	2,357	1,770	1,890	1,714	2,212
Financial position and solvency (in EUR millions)					
Reserves	15,469	14,911	13,245	13,030 [2]	13,269
Tier I capital	17,755	17,071	15,344	15,092 [2]	15,185
Tier I + Tier II capital	18,076	17,414	15,739	15,542 [2]	15,557
Total risk-adjusted capital	174,977	165,843	152,700	152,812	151,852
Solvency requirement	13,998	13,268	12,216	12,225	12,148
Tier 1 ratio	10.2	10.3	10.0	9.9 [2]	10.0
BIS ratio	10.3	10.5	10.3	10.2 [2]	10.2

Profit and loss account (in EUR millions)	First half 2003	Second half 2002	First half 2002	Second half 2001	First half 2001
- Interest	2,952	2,649	2,742	2,580	2,502
- Commission and other income	1,541	1,553	1,620	1,735	1,617
Total income	4,493	4,202	4,362	4,315	4,119
Operating expenses	2,920	2,940	2,899	3,075	2,890
Value adjustments to receivables	275	237	263	280	200
Value adjustments to financial fixed assets	69	225	27	65	(6)
Operating profit before taxation	1,229	800	1,173	895	1,035
Tax on operating profit	356	154	360	258	274
Third-party interests	125	91	118	102	90
Net profit	748	555	695	535	671
Efficiency ratio	65.0%	70.0%	66.5%	71.3%	70.2%

Other data	30-06-03	31-12-02	30-06-02	31-12-01	30-06-01
Local Rabobanks	341	349	361	369	386
Offices:					
- branches	1,445	1,516	1,513	1,648	1,674
- agencies	384	402	413	455	492
Cash dispensing machines	3,010	2,979	2,943	2,889	2,781
Foreign offices	194	193	137	137	140
Employees:					
- total number	57,548	58,096	58,259	58,120	57,017
- full-time equivalents	51,238	51,867	52,186	52,173	51,343
Members (x 1,000)	1,241	1,108	947	825	700

General: due to consolidation effects, the figures relating to Group entities will not always correspond to Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

1) Owing to a change in definition, the figure for assets managed does not correspond to amounts published earlier.

2) The effect of the change in accounting policy for pensions as of 1 January 2002 is included in the computation of reserves and of the Tier I and BIS ratios as at 31 December 2001.

Review of operations

Rabobank Group achieved a nice result for the first half of 2003. Despite difficult market conditions, net profit rose by 8% to EUR 748 million.

Report by the Chairman of the Executive Board

Satisfactory

'Rabobank Group achieved a nice result for the first half of 2003, something we can be extremely satisfied with. We realised an increase in income under difficult market conditions. We also kept costs under control, which creates confidence for the future in which we will continue a tight control of costs.'

Outlook for 2003

'In the current uncertain economic conditions, it is difficult to make a firm statement about the expected profit for the whole of 2003. Nevertheless we expect a clear increase in operating profit. Given current stock market levels, and barring unforeseen circumstances, we also expect a clear growth in net profit.'

Banking

Lending

Private sector lending grew by 4% during the first six months of the year to EUR 222 billion, exceeding the increase of 2% for the first half of 2002. The increased lending was largely to the private sector. Private clients borrowed 7% more during the first half of the year, compared with 5% in the first half of 2002. Lending to the agricultural sector increased fractionally by 1%. Lending to the trade, industry and service sector grew by 3%.

Funds entrusted

Funds entrusted were up 5% in the first half of the year to EUR 181 billion, of which EUR 69 billion was in the form of savings. Savings grew relatively strongly by 4%, partly because of low consumer confidence and the weak stock market climate.

Mortgage market

Rabobank Group remains the clear market leader for private mortgage lending. The market share at 30 June 2003 was 25%, with local banks accounting for 21% and Obvion for 4%.

Retail banking

Retail banking's result improved in the first half of the year. We held costs steady, partly thanks to the efficiency programmes implemented earlier, which resulted in further staff reductions. The number of

FTEs fell by 1,027 in the first half year to 30,643. Income climbed by 4%, which is excellent given the adverse market conditions.

Travel sales are no longer considered part of Rabobank Group's core business. It was announced at the beginning of July 2003 that a large number of the travel agencies would be sold to Globe Reisburogroep.

Wholesale banking

Wholesale banking, comprising Rabobank International (including foreign retail banks), Group Treasury and Corporate Clients, achieved a limited increase in profit.

To finance ordinary activities, Group Treasury issued a significant amount in new debt securities in the first half of the year. Bonds and notes increased in amount by EUR 5 billion to EUR 39 billion, and certificates of deposits by EUR 10 billion to EUR 34 billion.

Rabobank Group received acclaim in the news as Het Financieele Dagblad and Vallstein's choice for Bank of the Year 2003. Receipt of the title was thanks to the high standard of banking services provided to the bank's large corporate clients. It confirms the success of the intensive collaboration between the sector and regional teams of Corporate Clients and the local Rabobanks.

Acquisition of FGH Bank announced

The intended acquisition of FGH Bank was announced in July 2003. FGH, a subsidiary of the German HypoVereinsbank, specialises in commercial real estate financing. Its activities fit in well with those of the local banks, Rabo Vastgoed and De Lage Landen Vastgoedfinanciering.

Investing

Orders

The number of securities and option orders processed by local banks increased in the first half of 2003 by 4% to 877 (844) thousand. By contrast, the number of orders processed for investments in the banks own funds dropped by 20%. The shift from advice orders to orders placed through direct channels continued unabated in 2003. The orders processed over the internet reached 48% compared with 40% in 2002. The number of orders through advisers at local banks fell to 34 (40)% and through Rabo Orderlijn to 18 (19)%. Alex, which focuses on the active internet investor, processed 38% more transactions in the first half year. The total number of Alex transactions was 1 million, with 47% related to options.

Assets managed

The volume of assets managed by Rabobank Group rose 4% during the past half year to EUR 175 (168) billion. This includes assets that Interpolis manages for third-party pension funds. Total assets managed breaks down as EUR 123 (117) billion from clients and EUR 52 (51) billion from the Group's investment portfolio.

Fewer investment funds

Robeco announced it would be terminating a large number of its investment funds with the objective of making its fund offering more transparent and reducing its expenses.

Staff cuts at Robeco and Effectenbank Stroeve

In response to the disappointing results from asset management activities, Robeco and Effectenbank Stroeve have decided to reduce their staff by some 10% in 2003. This will definitely entail some compulsory redundancies.

Alex acquisition completed

The acquisition of the internet broker Alex announced in 2002 was completed in March 2003, making Rabobank the market leader for online banking. This also assists the bank's ambition to become the market leader for retail investing. It is expected that Alex will start contributing to profit before the end of the year.

Insurance

Premium income up 25%

In the first half of the year, Interpolis realised premium income of EUR 2,357 (1,890) million. This represents an increase of 25% on the same period of 2002. The increase is mainly due to the successful activities concerning single premium contracts and immediate annuities. The life insurance premium income rose 31% to EUR 1,637 (1,246) million. Non-life business also performed well in terms of premium income. The growing number of All-in-One Policies and Business Compact Policies and the higher average number of categories insured raised non-life premium income by 12% to EUR 720 (644) million.

Income from services up 17%

Income from pensions, industrial health and safety, and return-to-work services increased by 17% to EUR 136 (116) million.

Leasing

De Lage Landen's services grew by only 4% in the first half of the year. The weaker US dollar meant that the lending portfolio was only able to grow by EUR 0.5 billion to EUR 11.5 billion. At 30 June 2003, 25% of services originated from the Netherlands, 30% from

the rest of Europe and 45% from other countries, mainly in North America and South America.

Client services

Rabobank Group expanded its services further in the first half year, for example by launching Generatiehypotheek, a mortgage product to help first-time buyers, assisted by their parents, to realise their dreams of home ownership. We also began streamlining our securities services to tailor them more clearly to the individual needs of our 650,000 private investor clients. For clients who invest actively, the service has been expanded with the internet broker Alex. In addition, we initiated a special pilot project to test a speaking Chipknip (electronic purse) loading point for the blind and visually impaired.

The average take-up of retail banking services by adults increased slightly during the first six months of the year from 2.48 to 2.51. For corporate clients, too, the average take-up increased, in their case from 3.05 to 3.06. The take-up by members of local Rabobanks is significantly higher, being 3.60 at the end of June 2003.

At 30 June 2003, 1,241,000 clients were members of a local Rabobank, which exceeds the target of 1.2 million by year-end 2003.

Staff developments

The number of FTEs at Rabobank Group shrank by 629 in the first half year to 51,238. For the subsidiaries and foreign activities of Rabobank Nederland, acquisitions led to an increase in FTEs.

Financial services performance

		Amount	Change
Banking			
Private sector lending	EUR	222 billion	+ 4% [1]
Funds entrusted	EUR	181 billion	+ 5% [1]
Investing			
Assets managed [3]	EUR	175 billion	+ 4% [1]
Securities and option orders through local banks		877,000	+ 4% [2]
Insurance			
Premium income	EUR	2,357 million	+ 25% [2]
- Life	EUR	1,637 million	+ 31% [2]
- Non-life	EUR	720 million	+ 12% [2]
Service income	EUR	136 million	+ 17% [2]
Leasing			
Lending portfolio	EUR	11.5 billion	+ 4% [1]

1) As a percentage of figure at-year-end 2002

2) As a percentage of figure for the first half of 2002

3) Owing to a change in definition, the figure for assets managed does not correspond to the amounts published earlier.

For retail banking and the domestic activities of Rabobank Nederland, the number of FTEs decreased through efficiency improvements. The growing role played by virtual channels in providing services of all types also contributed to this fall.

Following the national trend, absenteeism due to sickness fell by 0.7% to 4.4% compared with the same period of 2002. This decrease is mainly the result of actively applying the provisions of the Eligibility for Permanent Invalidity Benefit (Restrictions) Act (Wet verbetering poortwachter).

The negotiations on the Rabobank collective labour agreement concluded in June 2003 resulted in an agreement that employees would pay contributions for their pensions. This applies to employees commencing employment as from 1 January 2004. Existing employees have been granted a transition period of 10 years, meaning that they will start paying pension contributions as from 2014.

Financial performance

Income up 3%

Rabobank Group's income in the first half of the year was up 3% at EUR 4,493 (4,362) million. The increase is almost entirely due to higher net interest income, which rose by 8% to EUR 2,952 (2,742) million.

Operating expenses up 1%

Operating expenses increased by 1% to EUR 2,920 (2,899) million. Staff costs fell by 2%. Other administrative expenses were up 7%.

Operating profit up 7%

Operating profit climbed by 7% to EUR 1,573 (1,463) million. Apart from Other activities, all the business units recorded an increase in profit. Retail banking's profit grew by 16%. The profits on asset management activities and insurance increased by 57% and 20% respectively. Wholesale banking achieved limited growth in profit of 4%. The profit on leasing was up 16%.

Efficiency ratio

The efficiency ratio improved from 66.5% to 65.0%. This ratio expresses the relationship between operating expenses and total income.

Net profit up 8%

Net profit for the first half of 2003 was EUR 748 (695) million, which represents an increase of 8% on the same period of 2002.

Financial objectives

Rabobank Group aims at realising customer value, with financial stability and employee value as preconditions. To ensure this financial stability, Rabobank Group has formulated three long-term and three short-term financial objectives. For the long term, they are net profit growth of 12%, a return on equity of 10% and a Tier I ratio of 10. Owing to the weak economic conditions, the short-term objectives are currently different. These are net profit growth of 8%, a return on equity of 8% and a Tier I ratio of 10. Rabobank Group met all three short-term objectives for the first half of 2003: the return on equity was 10%, net profit growth was 8% and the Tier 1 ratio was 10.2.

Financial performance

		Amount	Change
Income	EUR	4,493 million	+ 3% [2]
Operating expenses	EUR	2,920 million	+ 1% [2]
Efficiency ratio		65.0%	
Net profit	EUR	748 million	+ 8% [2]
Total assets	EUR	402 billion	+ 7% [1]
BIS ratio		10.3	
Tier 1 ratio		10.2	

1) As a percentage of figure at year-end 2002

2) As a percentage of figure for the first half of 2002

Notes to the balance sheet

Rabobank Group's consolidated balance sheet total grew by EUR 28 billion in the first half of 2003 to EUR 402 billion, an increase of 7%. At 30 June 2003, the Tier I ratio was 10.2 and the BIS ratio 10.3.

Private sector lending increased by 4% during the first six months of the year to EUR 222 billion. Apart from the increase in lending, a significant contributor to the balance sheet growth was the increase in interest-bearing securities. The expansion in these activities was largely financed by an increase in debt securities of EUR 15 billion.

Assets

Lending

Rabobank Group's loan portfolio increased by 5% in the first six months of 2003 to EUR 237.2 (225.3) billion. The portfolio consists of:

- public sector lending;
- professional securities transactions;
- private sector lending.

Lending to the public sector increased to EUR 2.0 (0.8) billion. Professional securities transactions climbed to EUR 13.5 (12.1) billion.

Private sector lending

In the first half of 2003, lending to the private sector rose by 4% to EUR 221.7 (212.3) billion. The growth percentage was under pressure from a weaker US dollar.

The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. Of the total amount lent, 50% is to private individuals, 35% to the trade, industry and services sector, and 15% to the agricultural sector.

Trade, industry and services

At the end of June, the amount lent to corporate clients in the trade and industry and the services sector (TIS) stood at EUR 78.1 (75.8) billion, representing an increase of 3% compared with year-end 2002. Lending by local banks was up 3%. For wholesale banking, lending was unchanged on balance. For the other business units, including leasing, lending grew by 11%.

Agricultural sector

Lending to the private sector was virtually unchanged from year-end 2002. Total lending amounted to EUR 33.7 (33.4) billion.

Lending by sector

(in EUR billion)


120
100
80
60
40
20
0
Agricultural
TIS
Private
2001
2002
2003-I

Private individuals

The strongest growth in private sector lending was in the form of loans to private individuals. At 30 June 2003, their net borrowing stood at EUR 109.9 billion. This was EUR 6.9 billion up on year-end 2002, a rise of 7%. Of the total, EUR 106.2 (99.8) billion relates to mortgage loans.

Banks

The item banks represents funds lent to credit institutions. Compared with year-end 2002, this item fell by EUR 2.8 billion to EUR 44.5 billion, a drop of 6%. Of the total amount, EUR 30.2 (40.1) billion concerns professional securities transactions.

Other assets

At 30 June 2003, Rabobank Group had interest-bearing securities totalling EUR 82.8 (71.3) billion on its balance sheet. EUR 13.6 (11.1) billion was invested in shares and EUR 2.6 (1.8) billion in short-term government paper.

Liabilities

Funds entrusted

Funds entrusted, comprising savings, professional securities transactions and other funds entrusted, increased by 5% in the first half year to EUR 180.9 (171.6) billion. Professional securities transactions increased to EUR 10.5 (6.0) billion. Other funds entrusted rose to EUR 101.3 (99.3) billion.

Savings

Savings rose EUR 2.8 billion in the first half year to EUR 69.1 billion, an increase of 4%. The size of this increase was due to reduced consumer confidence combined with a persistently unfavourable stock market climate. Clients prefer security these days, and are accordingly placing their surplus funds in a savings account.

Other liabilities

The item banks was down 1% at EUR 84.9 (85.9) billion. Once again, funds were raised on the capital market. As a result, the item debt securities grew by 24% to EUR 76.5 (61.7) billion. Provisions increased slightly by EUR 0.6 billion in the first six months to EUR 18.9 billion. Of this amount, EUR 16.1 (15.4) billion concerns technical reserves relating to the insurance business of Interpolis.

Increase in Group equity

Rabobank Group's reserves increased by EUR 0.6 billion to EUR 15.5 (14.9) billion. Group equity rose by EUR 0.8 billion, totalling EUR 22.0 billion at 30 June 2003. In addition to the bank's reserves, this item consists of subordinated loans, the fund for general banking risks and third-party interests.

Off-balance-sheet activities

Off-balance-sheet activities concern, inter alia, guarantees, irrevocable facilities and derivatives. Guarantees issued totalled EUR 7.4 (7.7) billion and irrevocable facilities EUR 28.6 (27.2) billion. The notional amounts of the derivatives outstanding totalled EUR 1,912 (1,700) billion, which corresponds to a net weighted lending amount of EUR 3.2 (3.1) billion.

Tier I ratio: 10.2

The Tier I ratio and the BIS ratio are the most commonly used ratios in the financial world to measure solvency. The Tier I ratio expresses the relationship between the core capital and the total risk-adjusted assets. At 30 June 2003, the Tier I ratio stood at 10.2 (10.3), exceeding the long-term target of 10.0. The minimum requirement set by the external supervisors is 4.0. The high solvency ratio is one of the reasons for Rabobank Group's triple A rating from the rating agencies Moody's and Standard & Poor's.

Total risk-adjusted items increased by EUR 9.1 billion to EUR 175.0 billion, largely the result of the rise in lending. The Tier I capital increased by EUR 0.7 billion to EUR 17.8 billion.

BIS-ratio: 10.3

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio was 10.3 (10.5), which comfortably exceeds the minimum requirement of 8.0 set by the external supervisors.

Notes to the profit and loss account

Operating result grew 7% in first half 2003 to EUR 1,573 million. The strict expense policy has been continued successfully in 2003.

Income

Total income in the first half of 2003 was up EUR 131 million to EUR 4,493 million, a rise of 3%.

Net interest income up 8%

Net interest income increased by EUR 210 million in the first six months of 2003 to EUR 2,952 million. This 8% increase is the result of growth in lending and savings. Moreover, because of the low capital market interest rate, private individuals repaid many mortgage loans early, which produced additional revenue.

Commission down 5%

In the first half of 2003, commission was down 5% to EUR 869 million. Commission income from securities and asset management was under pressure owing to the ongoing depression in the stock markets. This was offset to an extent by an increase in commission income from funds transfers and services.

Other income

Results on financial transactions stabilised at EUR 69 (70) million. Income from securities and participating interests decreased EUR 130 million in the first half year to EUR 228 million. The 2002 figures include non-recurring income of EUR 87 million from the sale of International Private Banking activities. Other income was up EUR 98 million to EUR 375 million. Other revenue includes the underwriting results of Interpolis.

Expenses

Operating expenses rose 1% in the first half year to EUR 2,920 (2,899) million, an increase of EUR 21 million.

Staff costs down 2%

Staff costs fell during the reporting period by 2% to EUR 1,822 (1,859) million. The pay increases under the Collective Labour Agreements were more than offset by a decrease in the size of the workforce and the smaller number of external staff hired in. The Rabobank Group's workforce was 51,238 FTEs at 30 June 2003.

Other administrative expenses up 7%

Other administrative expenses rose by 7% to EUR 921 (857) million. Depreciation decreased by EUR 6 million (-3%) to EUR 177 million.

Operating result up 7%

The operating result was EUR 1,573 (1,463) million, 7% up on the first half of 2002.

Operating result by Group unit

Retail banking

Retail banking had an excellent first half year. The operating result increased by EUR 104 million to EUR 749 million, a rise of 16%. Income grew by 4% to EUR 2,384 (2,282) million, while operating expenses at EUR 1,635 (1,637) million were virtually unchanged from last year. The higher income was almost entirely due to higher net interest income. This increased by 8% thanks to the growth in loans and savings, and to the additional income from mortgage refinancing. Despite a greater number of securities orders, commission fell by 8%. This was partly the result of clients increasingly placing orders via less expensive channels, such as the internet. Owing to a drop in the number of FTEs, operating expenses were unchanged from the previous year. The number of FTEs shrank by 1,027 in the first half year to 30,643.

Wholesale banking

Wholesale banking achieved an operating profit of EUR 555 (532) million, an increase of 4%. Income increased by 2% to EUR 994 (975) million, whereas operating expenses decreased by 1% to EUR 439 (443) million. Rabobank International and Corporate Clients performed well during the first half of the year, with the profit from Corporate Finance and Capital Markets being particularly pleasing. Group Treasury's operating result was down compared with the same period last year, the fall being partly attributable to a cautious risk policy. In addition, the flat interest curve and the marked rise in the euro both had an adverse impact on the result.

Asset management

The profit from asset management activities grew by 57% to EUR 84 (54) million. Investment conditions remained poor in the first half of 2003. The poor results for the first half 2002 were improved on substantially, thanks in particular to non-recurring profits on co-investing and the profit on financial transactions. Cost savings were also achieved.

Insurance

The operating result of Interpolis was up 20% to EUR 101 (84) million. The increase is largely attributable to the improved operating result on non-life insurance business.

Leasing

De Lage Landen increased its operating profit by 16% to EUR 129 (111) million.

Other units

The combined result of the Group units included under Other fell by EUR 82 million to produce a loss of EUR 45 million. The difference can be fully explained by the gain on the sale of International Private Banking activities in 2002.

Operating result by Group unit

(in EUR million)


800
700
600
500
400
300
200
100
0
-100
16%
4%
57%
20%
16%
Retail banking
Wholesale banking
Asset management
Insurance
Leasing
Other
2002-I
2003-I

Value adjustments to receivables

This item is used to account for loan losses. These rose in the first half of 2003 by EUR 12 million to EUR 275 million. Given the economic conditions and the size of the loan portfolio, both the increase in this item and its size are relatively small.

Value adjustments to financial fixed assets

Value adjustments to financial fixed assets were EUR 69 (27) million. This was due to unrealised price losses on the Interpolis share portfolio and downward value adjustments to temporary other investments. At the end of June, the revaluation reserve amounted to EUR 237 million.

Net profit up 8%

The tax burden was 29%. Third-party interests increased by EUR 7 million to EUR 125 million. Net profit was up EUR 53 million to EUR 748 million, a rise of 8%.

Consolidated balance sheet

(in EUR millions)		30-06-2003		31-12-2002		30-06-2002
Assets						
Cash		6,371		3,807		3,140
Short-term government paper		2,619		1,813		6,109
Professional securities transactions	30,201		40,053		44,969	
Other banks	14,263		7,176		8,555	
Banks		44,464		47,229		53,524
Public sector lending	2,015		797		4,912	
Private sector lending	221,688		212,323		202,105	
Professional securities transactions	13,460		12,132		10,095	
Lending		237,163		225,252		217,112
Interest-bearing securities		82,831		71,320		70,868
Shares		13,642		11,062		13,452
Participating interests		199		184		207
Property and equipment		3,900		3,870		3,862
Other assets		4,996		4,519		4,145
Prepayments and accrued income		6,182		5,664		4,730
Total assets		402,367		374,720		377,149
Group equity and liabilities						
Professional securities transactions	20,002		21,808		26,300	
Other banks	64,889		64,078		57,491	
Banks		84,891		85,886		83,791
Savings	69,104		66,272		64,934	
Professional securities transactions	10,487		6,031		7,580	
Other funds entrusted	101,287		99,329		93,812	
Funds entrusted		180,878		171,632		166,326
Debt securities		76,484		61,739		67,835
Other liabilities		11,826		7,699		16,091
Accruals and deferred income		7,391		8,218		6,123
Provisions		18,923		18,338		18,460
		380,393		353,512		358,626
Fund for general banking risks	1,679		1,679		1,679	
Subordinated loans	109		111		112	
Reserves	15,469		14,911		13,245	
Third-party interests	4,717		4,507		3,487	
Group equity		21,974		21,208		18,523
Total Group equity and liabilities		402,367		374,720		377,149
Contingent liabilities		7,373		7,655		8,238
Irrevocable facilities		28,577		27,151		26,652

These interim figures are unaudited.

Consolidated profit and loss account

(in EUR millions)	1st half-year 2003	2nd half-year 2002	1st half-year 2002
Income			
Interest	2,952	2,649	2,742
Income from securities and participating interests	228	171	358
Commission	869	880	915
Results on financial transactions	69	215	70
Other income	375	287	277
Total income	4,493	4,202	4,362
Expenses			
Staff costs	1,822	1,823	1,859
Other administrative expenses	921	932	857
Staff costs and other administrative expenses	2,743	2,755	2,716
Depreciation	177	185	183
Operating expenses	2,920	2,940	2,899
Value adjustments to receivables	275	237	263
Value adjustments to financial fixed assets	69	225	27
Total expenses	3,264	3,402	3,189
Operating profit before taxation	1,229	800	1,173
Tax on operating profit	356	154	360
Operating profit/Group profit after taxation	873	646	813
Third-party interests	125	91	118
Net profit	748	555	695

These interim figures are unaudited.

Cash flow statement

(for the first half year)

(in EUR millions)	1st half-year 2003		1st half-year 2002	
Cash flow from operating activities				
Operating profit/Group profit after taxation		873		813
Adjustments for:				
- depreciation	177		183	
- value adjustments to receivables	275		263	
- value adjustments to financial fixed assets	69		27	
- movements in technical reserves relating to the insurance business	643		466	
- movements in other provisions	(58)		(342)	
- movements in accrued and deferred items	(1,345)		3,573	
		(239)		4,170
Cash flow from business operations		634		4,983
Movements in short-term government paper	(806)		(798)	
Movements in securities trading portfolio	(12,813)		1,845	
Movements in securitised loans	379		(30)	
Movements in banks	1,732		(10,459)	
Movements in lending	(12,186)		(8,761)	
Movements in funds entrusted	9,246		(5,848)	
Other movements from operating activities	2,703		1,655	
		(11,745)		(22,396)
Net cash flow from operating activities		(11,111)		(17,413)
Cash flow from investing activities				
Investing activities concerning:				
- investment portfolio	(716)		6,943	
- participating interests	(51)		62	
- tangible fixed assets	(207)		(264)	
Net cash flow from investing activities		(974)		6,741
Cash flow from financing activities				
Movements in subordinated loans		(2)		60
Movements in debt securities		14,745		9,321
Payment on Rabobank Membership Certificates and Trust Preferred Securities		(133)		(95)
Net cash flow from financing activities		14,610		9,286
Net cash flow		2,525		(1,386)

These interim figures are unaudited.

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.
Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

Accounting policies

The accounting policies are the same as those applied to the financial statements.

Some prior-year figures have been reclassified where necessary for comparative purposes.

Movements in reserves were as follows:

(in EUR millions)	1st half-year 2003	2nd half-year 2002	1st half-year 2002
Balance at 1 January	14,911	13,245	13,030
Issue of Rabobank Membership Certificates	-	1,575	-
Profit for the first half year	748	555	695
Revaluation	33	(136)	(17)
Goodwill	(107)	(325)	(310)
Payment on Rabobank Membership Certificates/ Trust Preferred Securities	(133)	(111)	(95)
Other movements	17	108	(58)
Balance at 30 June	15,469	14,911	13,245

Analysis by business unit:

(in EUR millions)	Retail banking	Wholesale banking	Asset management	Insurance	Leasing
2003-I					
Total income	2,384	994	310	447	271
Total operating expenses	1,635	439	226	346	142
Operating profit	749	555	84	101	129
2002-I					
Total income	2,282	975	281	399	251
Total operating expenses	1,637	443	227	315	140
Operating profit	645	532	54	84	111

These interim figures are unaudited.

Profile of the Rabobank Group

The Rabobank Group is the largest financial service provider in the Dutch market. It comprises 341 independent local co-operative Rabobanks in the Netherlands, the central Rabobank Nederland organisation and a large number of specialised subsidiaries. The Group has been awarded the highest possible credit rating. The Group's core target is to generate customer value.

The local Rabobanks and their clients form the Rabobank Group's co-operative core business. The banks are members and shareholders of the supra-local co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services. Rabobank Nederland also supervises the collective of local banks on behalf of the Dutch Central Bank (DNB). Rabobank Nederland further acts as an (international) wholesale bank and as bankers' bank to the Group and is the holding company of a large number of subsidiaries.

The Rabobank Group's ambition is to provide its nine million clients, both private and corporate, with all possible financial products and services. To this end, it has a large number of specialised businesses engaged in asset management (Robeco), insurance (Interpolis), leasing (De Lage Landen), private banking (Schretlen & Co), stockbroking (Effectenbank Stroeve), equity participations (Gilde) and corporate and investment banking (Corporate Clients, Rabobank International and its subsidiary Rabo Securities). These subsidiaries provide financial advice and products to the local Rabobanks and their clients, and also serve their own clients directly, in the Netherlands and elsewhere.

Competence centres

The Rabobank Group is a network of competence centres working closely together. This networked expertise allows the Group to respond actively to the growing demand from business and private clients for an integrated package of financial products and services. The Group thus combines the best of two worlds: the local involvement and personal service of the local Rabobanks and the expertise and scale benefits of a large organisation.

Strong market position

The Rabobank Group serves more than half of the Dutch population and Dutch businesses. In the Dutch market, therefore, Rabobank is the market leader in virtually all financial services: mortgage loans (25%), private savings (38%), small and medium-sized enterprises (39%) and the agricultural sector (83%). Its share of the corporate market has been strengthened considerably.

Triple A

The Rabobank Group has the highest credit rating (Triple A) awarded by the well-known international rating agencies Moody's and Standard & Poor's.

International network

To serve its clients in the international market, the Rabobank Group has 194 branches in 34 countries outside the Netherlands.


9 million clients
1,2 million members
341 co-operative member Rabobanks
Rabobank Nederland
Wholesale banking
Member banks (Retail banking)
Other
• Corporate Clients
• Rabobank International
- Rabo Securities
• Group Treasury
• Market management
• Product/market entities
• Staff and Services
• Rabofacet
• Gilde
• Rabo Vastgoed
• Obvion
Insurance Pensions Occupational health and safety
Asset management Investment
Leasing
• Interpolis
• Robeco Groep
• Schretlen & Co
• Effectenbank Stroeve
• Alex
• De Lage Landen

Colophon

Published by
Rabobank Nederland
Communications

Art direction and design
Borghouts Design, Haarlem

Photographs
Frank Tielemans, Eindhoven

Production co-ordination
GPR CommunicatieManagement, Eindhoven

Prepress
PlantijnCasparie, Eindhoven

Printers
PlantijnCasparie, Eindhoven

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2002
  (in Dutch and in English)
- 2002 Financial Statements and other information
  (in Dutch and in English)
- Annual Responsibility and Sustainability Report 2002 (summary)
  (in Dutch and in English)
- Interim Report 2003
  (in Dutch and in English)

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht
P.O. Box 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 27 58
Fax +31 (0)30 - 216 19 16
E-mail rabocomm@rn.rabobank.nl

@ All Annual Reports are also available on the Internet: www.rabobankgroep.nl/reports or www.rabobank.com

Rabobank Group

www.rabobankgroep.com